Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2008	2007	2006	2005	2004
		(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
Earnings—
Pre-tax income from continuing operations (1)	$69,131	$89,515	$55,092	$43,621	$40,837
Add: Allocated (gains) losses of equity investees	—	—	—	—	—
Fixed charges	9,576	9,836	27,347	16,618	18,413
Amortization of capitalized interest	—	—	48	48	180
Less: Interest capitalized	—	—	—	—	—

Earnings	$78,707	$99,351	$82,487	$60,287	$59,430

Fixed Charges—
Interest costs	$4,333	$4,685	$12,245	$11,715	$11,350
Debt extinguishment expense	—	—	10,388	—	2,099
Portion of rental expense representative of interest factor	5,243	5,151	4,714	4,903	4,964

Fixed Charges	$9,576	$9,836	$27,347	$16,618	$18,413

Ratio of Earnings to Fixed Charges	8.2	10.1	3.0	3.6	3.2

(1)	Years 2007 and prior have been adjusted to exclude the transportation management systems that was sold in the second quarter of 2008 and is reported as a discontinued operation, as further discussed in Note 3 to the accompanying consolidated financial statements.